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                                                                   EXHIBIT 99.C4
[GETINGE INDUSTRIER AB LETTERHEAD]



                                            May 10, 1996

MDT Corporation
Stratford Hall
Suite 200
1009 Slater Road
Durham, North Carolina 27703

Attention:  J. Miles Branagan
            Chief Executive Officer

                Re: ENVIRON's "Proposal for Phase III Assessment of Selected MDT Corporation Facilities"
                     -----------------------------------------------


Dear Mr. Branagan:

          As you know, we are proposing to have ENVIRON perform the work set forth in its "Proposal for Phase III Assessment of Selected MDT Corporation Facilities," dated April 12, 1996, at MDT's Rochester, New York and North Charleston, South Carolina facilities (the "Work"). This letter is to confirm our agreement with you that Getinge will indemnify, defend and hold MDT harmless against, and be responsible for, all damages, costs, expenses and claims arising from any damage caused by the soil and ground water sampling conducted in the Work, except to the extent caused by the negligence or willful misconduct of MDT or any of its employees. Getinge further agrees that after performing the Work, it shall cause ENVIRON to restore the affected surface and subsurface areas of the facilities to the condition which existed prior to the conduct of the Work (or as close as is reasonably possible to such conditions) unless MDT consents to less than full restoration of its property at the end of the Work.

          Getinge agrees that ENVIRON will take responsibility for containerizing soil, water and other materials generated during the course of the Work in drums or other appropriate containers, to properly label each container, and to secure such containers in an appropriate location at the MDT facility. ENVIRON will undertake such sampling and other investigation of the materials generated during the course of the Work as is necessary to determine whether such materials must be managed as hazardous waste. If any materials must be managed as hazardous waste, ENVIRON shall prepare a waste profile and waste manifest
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MDT Corporation
May 12, 1996
Page 2

and shall certify to MDT that the waste profile is, to the best of its knowledge, true and correct, and that the waste manifest for the hazardous waste fully and appropriately describe the hazardous waste by proper shipping name. Other than specific obligations being undertaken by ENVIRON on behalf of Getinge herein, MDT shall be responsible for complying with all applicable laws related to the management, storage, transportation and disposal of any wastes described herein, and shall be deemed the generator of said waste. MDT shall make arrangements for the disposal of the wastes and shall sign any hazardous waste manifest as the generator. Getinge shall be responsible for the costs of such disposal; however, to the extent that any person makes any claims that either MDT or Getinge is liable for "response costs", as such term is defined in the Comprehensive Environmental Response, Compensation and Liability Act or similar state statutes, natural resource damages, or other damages, as a result of the disposal of the wastes generated herein, MDT shall be liable for such response costs, natural resource damages, or other damages, and shall defend, indemnify and hold harmless Getinge and its officers, agents, employees and outside consultants, including, but not limited to, ENVIRON, for such response costs, natural resource damages, or other damages, except to the extent that such response costs, natural resource damages, or other damages arise solely as a result of the negligence of ENVIRON or Getinge, or the failure of Getinge or ENVIRON to comply with applicable legal requirements with respect to the activities undertaken pursuant to this letter.

          At no cost, Getinge will promptly provide MDT copies of the following information: (i) laboratory analytical reports derived from the Work; (ii) well construction details and drafted boring logs derived from the Work; (iii) reports by ENVIRON's subcontractors derived from the Work; (iv) reports of ENVIRON's field observations, including, without limitation, water level measurements and observations of suspected contamination derived from the Work and (v) all final reports that have been or will be prepared by ENVIRON for Getinge with respect to MDT Corporation.

          Getinge agrees that it will comply, and will cause ENVIRON to comply, with the requirements of the Letter Agreement to Maintain Confidentiality of MDT Corporation Materials, dated September 26, 1995, from MDT to Getinge (the "Getinge Confidentiality Agreement"). Without limiting the generality of the preceding sentence, before making any disclosure regarding the results of groundwater testing that is permitted under the terms and conditions of the Getinge Confidentiality Agreement,
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MDT Corporation
May 12, 1996
Page 3

Getinge or ENVIRON will give MDT the opportunity to make any disclosure of such results required by law. MDT will provide Getinge and ENVIRON with copies of any information provided to the DHEC and with information sufficient to demonstrate that MDT has submitted the information required by law. MDT and Getinge acknowledge that Section 5 of the EQC Monitoring Well Installation Approval Form, issued April 18, 1996, by the South Carolina Department of Health and Environmental Control ("DHEC"), Approval No. 6993, for the installation of monitoring wells at the North Charleston, South Carolina facility, states:
"Please provide groundwater quality analytical data (chemical analysis and/or water level(s)) associated measurements (i.e., ___________ field measurements) to Chris Bucklin within thirty (30) days of receipt from laboratory."

          If the above terms and conditions are acceptable, please indicate by countersigning in the space provided below.

                              Very truly yours,


                              /s/ Carl Bennet
                              ----------------------
                              Carl Bennet
                              Managing Director

Agreed to by MDT Corporation

By: /s/ J. Miles Branagan
    --------------------------

Title: President